miax®

February 19, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2025-3 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2025-3 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit A – Amended and Restated By-Laws
Exhibit C – Updated officers of Miami International Holdings, Inc., MIAX PEARL, LLC, MIAX Emerald, LLC, MIAX Sapphire, LLC, MIAX Futures Exchange, LLC, and MGEX Real Estate Holdings, LLC

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 2/19/25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

25000061

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: February 19, 2025

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 19th day of February, 2025.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

EXHIBIT A

<u>Exhibit Request</u>:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

<u>Response</u>:

The following materials are submitted by Miami International Securities Exchange, LLC ("MIAX" or the "Exchange") in response to this Exhibit A:

1. The Amended and Restated Certificate of Formation of Miami International Securities Exchange, LLC dated November 12, 2020 is attached.

2. The Third Amended and Restated Limited Liability Agreement of Miami International Securities Exchange, LLC dated November 12, 2020 is attached.

3. The Amended and Restated By-Laws of Miami International Securities Exchange, LLC dated February 10, 2025 are attached.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   - Miami International Securities Exchange, LLC;
   - MIAX PEARL, LLC;
   - MIAX Emerald, LLC;
   - MIAX Sapphire, LLC;
   - Miami International Technologies, LLC;
   - MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
   - M 9 Holdings, LLC;
   - The Bermuda Stock Exchange;
   - MGEX Real Estate Holdings, LLC;
   - MIAX Global, LLC;
   - MIAX Products, LLC;
   - Dorman Trading, LLC;
   - MIH East Holdings, Limited; and
   - ConvexityShares, LLC.

   Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Holdings, Inc.</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Joseph Bracco	Executive Vice President – Global Head of Sales

Name	Title
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Steven F. Ivey	Senior Vice President – Futures Risk Management
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Margo Bailey	Vice President – Senior Counsel
Charles Blades	Vice President – Controller
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel

Name	Title
Alessandra Corona	Assistant Vice President – Associate Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Matt Leisen	Assistant Vice President – Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Lee Becker
Barry J. Belmont
Ricardo Blach
Christopher Brady
Kurt M. Eckert
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
Lisa Moore
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Christopher D. Brady
Thomas J. Kelly, Jr.
Mark F. Raymond
J. Gray Teekell

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy

Name	Title
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert

Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Nathaniel Pomeroy
Robert D. Prunetti
Scott Richardson
Cynthia Schwarzkopf
Steven Sosnick
Erik Swanson
Christopher L. Whittington

Standing Committees of MIAX PEARL, LLC

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt M. Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Emerald, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Joseph S. Bracco	Executive Vice President – Global Head of Sales

Name	Title
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O’Leary	Vice President – Regulatory Oversight
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance

Name	Title
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

Directors
Thomas P. Gallagher (Chair)
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti
Liam Smith

Standing Committees of MIAX Emerald, LLC

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX SAPPHIRE, LLC

1. *Name*: MIAX Sapphire, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Sapphire, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy

Name	Title
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Brendan Murphy	Vice President – Member Relations and Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Marianne Deane
Leslie Florio
Michael Gorczowski
Kenneth Lozier
John E. McCormac
Robert D. Prunetti
David Silber

Standing Committees of MIAX Sapphire, LLC

Appeals Committee
Marianne Deane (Chair)
Michael Gorczowski
David Silber

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
Lindsay L. Burbage (Chair)
Marianne Deane
Robert D. Prunetti

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
Randy Foster	Executive Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX GLOBAL DERIVATIVES, LLC

1. *Name*: MIAX Global Derivatives, LLC (formerly MIAX Futures Holdco, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Global Derivatives, LLC ("MIAX Global Derivatives") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Global Derivatives.

5. *Brief description of business or functions*: MIAX Global Derivatives is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 and Certificate of Amendment dated October 4, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 4, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Global Derivatives, LLC</u>

Name	**Title**
Thomas P. Gallagher	Chairman
Troy McDonald Kane	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Kaitlin Meyer	Vice President – Chief Commercial Officer

<u>Directors of MIAX Global Derivatives, LLC</u>

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC (formerly MIAX Futures, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 is the owner of 100% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated April 25, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 9 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 9 Holdings, LLC

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. The Bermuda Stock Exchange

1. *Name*: The Bermuda Stock Exchange
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Bryne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

Council
Thomas P. Gallagher (Chair)
David Brown (Deputy Chair)
Jeff Conyers
Marianne Deane
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Robert D. Prunetti

Cynthia Schwarzkopf
Eric Sites
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski
Gavin Woods

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. M 402 Holdings, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). MIAX Futures Exchange, LLC ("MIAX Futures") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MIAX Futures.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of M 402 Holdings, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

<u>Directors of M 402 Holdings, LLC</u>

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MIAX FUTURES EXCHANGE, LLC

1. *Name*: MIAX Futures Exchange, LLC (formerly Minneapolis Grain Exchange, LLC)
   Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on April 15, 2010; converted to an LLC (Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC ("MIAX Futures").

5. *Brief description of business or functions*: MIAX Futures is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated October 3, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 1, 2024 and Amended and Restated Bylaws dated December 10, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Futures Exchange, LLC</u>

Name	Title
Troy McDonald Kane	President
Jacob R. Fedje	Vice President – Head of Clearing and Chief Risk Officer
Lindsay R. Hopkins	Vice President – Chief Compliance Officer, Senior Counsel, Corporate Secretary
Joshua C. Markou	Chief Financial Officer & Treasurer
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Peter D. Sparby	Vice President – Chief Regulatory Officer

Directors of MIAX Futures Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

Standing Committees of MIAX Futures Exchange, LLC

Executive Committee
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Bradley Griffith
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De'Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De'Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. MGEX Real Estate Holdings, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MGEX Real Estate Holdings, LLC</u>

Name	Title
Lance Emmons	Executive Vice President – Chief Financial Officer
Barbara Comly	Secretary
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Blake Tiedeman	Assistant Vice President – Real Estate Operations

Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

O. DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Dorman Trading, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Robert Sheeren	Chief Financial Officer

Name	Title
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
Wesley Chiu	Assistant Chief Financial Officer
Barbara J. Comly	Secretary

Directors of Dorman Trading, LLC

Directors
Thomas P. Gallagher (Chair)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

P. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q. LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx")
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Derivatives Exchange

Name	Title
Zachary Dexter	Chief Executive Officer; duties of Chief Technology Officer on a temporary basis
Josh Markou	Chief Financial Officer
Brian Mulherin	General Counsel
Erin Renee Schwartz	Chief Compliance Officer and Chief Regulatory Officer
James Outen	Chief Risk Officer and Chief Economist
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage
Zachary Dexter
Kurt M. Eckert
Jerome Kemp
Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Jill Sommers

Risk Management Committee
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Kenneth Lozier
Lisa Moore

Participant Committee
Lindsay L. Burbage
Zachary Dexter
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers
Kenneth Lozier

Disciplinary Panel
Bryan Bishop
Jerome Kemp
Jill Sommers

Appeals Committee
Kurt M. Eckert
Kenneth Lozier
Lisa Moore

Audit Committee
Kurt M. Eckert
Lisa Moore
Robert D. Prunetti

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R. MIH East Holdings, Limited

1. *Name*: MIH East Holdings, Limited
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIH East Holdings, Limited</u>

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

<u>Directors of MIH East Holdings, Limited</u>

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 100% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: ConvexityShares, LLC was a Sponsor of certain exchange-traded products and a registered Commodity Pool Operator (CPO) and

Commodity Trading Advisor (CTA) with the National Futures Association (NFA). It currently is a non-operational entity.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Operating Agreement dated January 1, 2025 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

Managers
M 9 Holdings, LLC

Officers of ConvexityShares, LLC

Name	Title
Simon Ho	Interim Chief Executive Officer & President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Joseph W. Ferraro III	Interim Chief Compliance Officer
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of Miami International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) **[Reserved]**

(l) "ERP Agreement" means the agreement pursuant to which Units were issued.

(m) "ERP Director" means an Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n) "ERP Member" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o) "Exchange" means the national securities exchange operated by the Company.

(p) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(s) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(t) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(u) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(w) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(x) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(y) "Measurement Period" means the time period over which Units are vested.

(z) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(aa) "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(bb) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(cc) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(dd) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ee) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(ff) "Observer" has the meaning set forth in Article II, Section 2.2 of these By-Laws.

(gg) "Performance Criteria" means the trades on MIAX in an amount equal to a percentage of the average daily volume of contracts traded on all options exchanges for all option classes listed on MIAX as reported to The Options Clearing Corporation for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period.

(hh) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(ii) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(jj) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(kk) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(ll) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(mm) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(nn) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(oo) "Unit" means a combination of securities or types of securities packaged together as one.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under

Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board and Observer Rights

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, or Section 2.4; and

(ii) The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below.

(f) If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g) As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("Observers"):

(i) Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii) The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification.

(iii) The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c), (d) and (e) below.

(c) In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods such that it only meets the required performance criteria of an ERP Member that may appoint an Observer, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Such non-performing ERP Member shall continue to maintain Observer rights as set forth in Article II, Section 2.2(g), subject to the provisions of Section 2.3(e) below. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d) In the event that an ERP Member (either by itself or with its affiliates) who has the right to appoint an Observer and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an Observer and such non-performing ERP Member shall cease to have the right to appoint an Observer. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may reappoint an Observer.

(e) An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such

ERP Member holding less than 20% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 [Reserved]

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c) If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the MIAX Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The compensation of all officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the

Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025

AMENDED AND RESTATED
BY-LAWS
OF
MIAX PEARL, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX PEARL, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on February 11, 2016, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX PEARL, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) **[Reserved]**

(l) "ERP Agreement" means the agreement between the Exchange's parent holding company, Miami International Holdings, Inc., and ERP Members dated September 11, 2020 pursuant to which Units were issued.

(m) "ERP Director" means a MIAX PEARL Equities Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n) "ERP Member" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o) "Exchange" means the national securities exchange operated by the Company.

(p) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(s) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(t) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(u) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(w) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(x) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(y) "Measurement Period" means the time period over which Units are vested.

(z) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(aa) "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(bb) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(cc) "MIAX PEARL Equities" means the market of the Exchange on which equity securities are traded.

(dd) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(ee) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ff) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(gg) "Observer" has the meaning set forth in Article II, Section 2.2 of the By-Laws.

(hh) "Performance Criteria" means the trades on MIAX PEARL Equities in an amount equal to a percentage of the average daily volume for National Market System securities on MIAX PEARL Equities as reported by the Consolidated Tape Association (CTA) and Unlisted Traded Privileges (UTP) Plans, or any successor plans, for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period and as more fully set forth in the ERP Agreement.

(ii) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(jj) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(kk) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ll) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(mm) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(nn) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(oo) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(pp) "Unit" means the securities issued pursuant to the ERP Agreement.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board and Observer Rights

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, Section 2.4; and

(ii) The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below.

(f) If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g) As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("Observers"):

(i) Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii) The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification.

(iii) The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c) and (d) below.

(c) In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d) An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such ERP Member holding less than 25% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange

Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 [Reserved]

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c) If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The compensation of all officers, employees and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 4.5(c) of these By-Laws. As of the date hereof, the Company and the LLC Member have entered into an intercompany services agreement, which provides that the LLC Member and the Company determine the costs and expenses allocated to the Company on an annual basis. The Board from time to time may review the reasonableness of the allocation methodology utilized by the Company.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025

AMENDED AND RESTATED
BY-LAWS
OF
MIAX EMERALD, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX Emerald, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on January 30, 2018, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX Emerald, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) **[Reserved]**

(l) "Exchange" means the national securities exchange operated by the Company.

(m) "Exchange Contract" means a contract that is then listed for trading by the Exchange or that is contemplated by the then current business plan of the Company to be listed for trading by the Exchange within ninety (90) days following such date.

(n) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(o) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf' of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(p) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(q) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(r) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(s) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(t) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(u) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(v) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(w) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(x) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article II, Section 2.5 of these By-Laws, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative

Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(y) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(z) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(aa) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(bb) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(cc) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(dd) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(ee) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ff) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(hh) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(ii) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article II, Section 2.4 or Section 2.5; and

(ii) The number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) The current Board of Directors consists of the Directors elected by the LLC Member and set forth on <u>Schedule C</u> to the LLC Agreement (the "<u>Current Directors</u>"). In addition to the Current Directors, interim Member Representative Directors shall be elected to the Board of Directors pursuant to the provisions set forth in Article II, Section 2.5 below (the "<u>Interim Member Representative Directors</u>"). The Current Directors and the Interim Member Representative Directors (together, the "<u>Interim Directors</u>") shall not be divided into classes as set forth in Section 2.3(b) and shall serve only until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 Interim Directors

(a) The Interim Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of this Section 2.5.

(b) The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 below and in accordance with this Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of this Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of this Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form.

(c) Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant).

(d) If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5) days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors.

(e) With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date.

(f) In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member.

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The Interim Directors, including the Interim Member Representative Directors, shall be appointed prior to the Company's commencement of operations as an Exchange. The first annual meeting of the LLC Member shall be held within ninety (90) days after the Company's application for registration as a national securities exchange is granted.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member’s classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The

Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The compensation of all officers, employees and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 4.5(c) of these By-Laws. As of the date hereof, the Company and the LLC Member have entered into an intercompany services agreement, which provides that the LLC Member and the Company determine the costs and expenses allocated to the Company on an annual basis. The Board from time to time may review the reasonableness of the allocation methodology utilized by the Company.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory

Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025

AMENDED AND RESTATED
BY-LAWS
OF
MIAX SAPPHIRE, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of **MIAX Sapphire, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Amended and Restated Limited Liability Company Agreement of the Company, dated as of July 10, 2024 (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on April 6, 2023, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX Sapphire, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) **[Reserved]**

(l) "Exchange" means the national securities exchange operated by the Company.

(m) "Exchange Contract" means a contract that is then listed for trading by the Exchange or that is contemplated by the then current business plan of the Company to be listed for trading by the Exchange within ninety (90) days following such date.

(n) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(o) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(p) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(q) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(r) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(s) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(t) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(u) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(v) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(w) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(x) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article II, Section 2.5 of these By-Laws, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative

Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(y) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(z) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(aa) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(bb) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(cc) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(dd) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(ee) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ff) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(hh) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(ii) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article II, Section 2.4 or Section 2.5; and

(ii) The number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) The current Board of Directors consists of the Directors elected by the LLC Member and set forth on Schedule C to the LLC Agreement (the "Current Directors"). In addition to the Current Directors, interim Member Representative Directors shall be elected to the Board of Directors pursuant to the provisions set forth in Article II, Section 2.5 below (the "Interim Member Representative Directors"). The Current Directors and the Interim Member Representative Directors (together, the "Interim Directors") shall not be divided into classes as set forth in Section 2.3(b) and shall serve only until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 Interim Directors

(a) The Interim Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of this Section 2.5.

(b) The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 below and in accordance with this Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of this Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of this Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form.

(c) Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant).

(d) If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5) days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors.

(e) With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date.

(f) In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member.

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The Interim Directors, including the Interim Member Representative Directors, shall be appointed prior to the Company's commencement of operations as an Exchange. The first annual meeting of the LLC Member shall be held within ninety (90) days after the Company's application for registration as a national securities exchange is granted.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member’s classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, may appoint a Compensation Committee, and if not so appointed, references to the Compensation Committee herein shall refer to the entire Board. If a Compensation Committee is so appointed, each member of the Compensation Committee shall be a Non-Industry Director. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company, in each case if and to the extent that such officers or employees are paid by the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance. The Regulatory Oversight Committee shall also, in consultation with the Chief Executive Officer of the Company, be responsible for establishing the goals, assessing the performance, and fixing the compensation of the Chief Regulatory Officer, and for recommending personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session. To the extent that the Chief Executive Officer of the Company has any indirect supervisory responsibility for the role or function of the Chief Regulatory Officer, including but not limited to, implementation of the budget for the regulatory function or regulatory personnel matters, the Regulatory Oversight Committee shall take all steps reasonably necessary to ensure that the Chief Executive Officer does not compromise the regulatory autonomy and independence of the Chief Regulatory Officer or the regulatory function.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The

Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Quality of Markets Committee

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee for the Trading Floor of the Exchange operated by the Company. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange's Trading Floor from the perspective of investors, both individual and institutional, retail firms, Floor Brokers, Floor Market Maker firms, and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange's Trading Floor, including Floor Brokers, Floor Market Makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members. The terms "Trading Floor", "Floor Broker", and "Floor Market Maker" shall have the same meanings as set forth in the Exchange Rules.

Section 4.7 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct

Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the

LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The compensation of all officers, employees and agents of the Company shall be set by the LLC Member, with the exception of the Chief Regulatory Officer, whose compensation shall be set by the Regulatory Oversight Committee as set forth in Article IV, Section 4.5(c) of these By-Laws. As of the date hereof, the Company and the LLC Member have entered into an intercompany services agreement, which provides that the LLC Member and the Company determine the costs and expenses allocated to the Company on an annual basis. The Board from time to time may review the reasonableness of the allocation methodology utilized by the Company.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company’s surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company’s seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: February 10, 2025